Exhibit 99.1

XTL Completed the Acquisition of

Psyga Bio Ltd.

expands its IP portfolio to clinical-stage biopharmaceutical assets

XTL Biopharmaceuticals (XTL) Completes the Acquisition of Psyga Bio and Establishes Psychedelic Biotechnology Platform

At a historic juncture and with unprecedented regulatory tailwinds in the US, XTL completes its strategic transformation and becomes a dedicated company in the field of global psychedelic medicine; operations will focus on an advanced clinical pipeline, a licensed GMP manufacturing facility, and a unique intellectual property (IP) library.

HERZLIYA, ISRAEL, June 30, 2026 (GLOBE NEWSWIRE) – XTL Biopharmaceuticals Ltd. (NASDAQ and TASE: XTLB), is pleased to announce today the completion of the strategic acquisition of Psyga Bio Ltd. With the closing of the transaction, psychedelic operations become the exclusive core business of XTL, as part of the Company's strategy to lead the scientific intellectual property (IP) market.

XTL acquired 269,095 shares of Psyga Bio, representing approximately 83.40% of the issued and outstanding share capital of the company on a fully diluted basis. By doing so, XTL positions itself as one of the few public companies offering investors direct access to a complete scientific and industrial infrastructure in the emerging field of psychedelic medicine.

The Strategic Assets and Competitive Advantages of XTL:

●	Advanced Clinical Pipeline Based on Psilocybin and its Derivatives: Psyga Bio is developing an advanced pipeline of products and formulations based on Psilocybin and its derivatives and additional psychedelic substances under strict regulatory licenses. These products are targeted for the treatment of severe mental health disorders, treatment-resistant depression, post-traumatic stress disorder (PTSD), anorexia, and addictions.

●	Independent Production Infrastructure (GMP-Ready Facility): The company holds a rare strategic asset in the industry, a licensed, pharmaceutical manufacturing facility for clinical trials, designated for the cultivation, extraction, isolation, and formulation of psychedelic Active Pharmaceutical Ingredients (APIs) of medical grade, ensuring operational independence and large-scale commercialization capabilities.

●	Exclusive Intellectual Property (IP) Library: A rich proprietary library of over 250 distinct and unique mushroom strains with high biological activity, providing the company with strong IP protection and perfect clinical product uniformity.

●	Global Scientific Leadership: The company's research and clinical activities are led in close partnership with Professor Dedi Meiri, one of the world's leading and most respected researchers in plant biology and natural-source drug development, which constitutes a scientific asset and a huge competitive advantage for the company.

●	Clinical Trials in Collaboration with Leading Hospitals in Israel: The company is in the process of submitting for the execution of three clinical trials with leading hospitals in Israel. In its roadmap are four additional clinical trials in the coming year. The company utilizes its existing infrastructure and IP to conduct several trials in parallel.

Concurrent with the completion of the acquisition, a cash amount of $1,500,000 was wired to the company's treasury as part of an approved private placement as further described in the Company’s filings with the Securities and Exchange Commission. This capital will be used directly to support and accelerate the clinical and business plans of the group.

Historic Regulatory Tailwind in the US: The FDA Accelerates Steps

We believe that the timing of the transaction's completion positions XTL in a perfect springboard position in the international market. In April 2026, US President Donald Trump signed a groundbreaking executive order instructing the FDA and DEA to dramatically accelerate (Fast-Track) the research, classification, and regulatory approvals of psychedelic drugs for the treatment of severe mental health disorders and post-traumatic stress disorder (PTSD).

The order specifically defined Ibogaine as a compound of supreme national importance for the treatment of discharged soldiers, allocated dedicated federal budgets, and opened fast-track access routes under the "Right to Try" law. Following this historic move, the FDA has already begun operating at an unprecedented speed to approve innovative clinical protocols. We believe that this shift in trend moves Psyga's field of activity into the heart of the mainstream medical establishment's consensus and has the potential to generate huge market potential for the company.

Details of the Financial Structure:

●	Stock-Based Consideration (Cash Preservation): The acquisition was completed through the issuance of American Depositary Shares (ADSs) representing approximately 33.36% of XTL's capital post-issuance (on a pro-rata basis). Each ADS represents 400 ordinary shares of the company.

●	Success-Based Milestone Mechanism (Milestones): In order to ensure complete alignment of interests with the shareholders, Psyga's shareholders will be entitled to receive an additional amount of up to 25.02% of XTL’s capital on the date of such issuance (approximately 8.34% for each milestone). These shares will be granted solely upon the achievement of three significant clinical and commercial milestones in the market.

The transaction was duly approved by the Audit Committee, the Board of Directors, and the general meeting of shareholders (including as an interested party transaction under the Israeli Companies Law).

Additionally, the company intends to file its financial statements for the year ending December 31, 2025, together with the annual Form 20-F, thereby maintaining transparency and full regulatory compliance before the markets in Israel and the US.

Cautionary Note Regarding Forward-Looking Statements

This communication contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Any statements contained in this communication that are not statements of historical fact may be deemed forward-looking statements. Words such as “continue,” “will,” “may,” “could,” “should,” “expect,” “expected,” “plans,” “intend,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” and similar expressions are intended to identify such forward-looking statements. All forward-looking statements involve significant risks and uncertainties that could cause actual results to differ materially from those expressed or implied in the forward-looking statements, many of which are generally outside the control of the Company and are difficult to predict. Examples of such risks and uncertainties include, but are not limited to, whether the Company will be able to successfully manage and integrate Psyga Bio.

Additional examples of such risks and uncertainties include, but are not limited to (i) the Company’s ability to successfully manage and integrate Psyga Bio and realize the milestones set out in the Purchase Agreement; (ii) the pending Nasdaq delisting determination and risk of delisting of the Company’s ADSs; (iii) clinical, regulatory and commercial risks relating to Psyga Bio’s pipeline, including Ibogaine-based products; (iv) unanticipated operating costs, transaction costs and actual or contingent liabilities; (v) the ability to attract and retain qualified employees and key personnel, including Professor Dedi Meiri; (vi) adverse effects of increased competition on the Company’s future business; (vii) the Company’s financing needs and ability to fund operations; (viii) the Company’s ability to protect its intellectual property; and (ix) local, industry and general business and economic conditions. Additional factors that could cause actual results to differ materially from those expressed or implied in the forward-looking statements can be found in the most recent annual report on Form 20-F and reports on Form 6-K filed by the Company with the Securities and Exchange Commission. The Company anticipates that subsequent events and developments may cause its plans, intentions and expectations to change. The Company assumes no obligation, and it specifically disclaims any intention or obligation, to update any forward-looking statements, whether as a result of new information, future events or otherwise, except as expressly required by law. Forward-looking statements speak only as of the date they are made and should not be relied upon as representing the Company’s plans and expectations as of any subsequent date.

For further information, please contact:

Investor Relations, XTL Biopharmaceuticals Ltd.

Email: info@xtlbio.com

www.xtlbio.com